

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

Iraj Ali, Ph.D.
Chief Executive Officer
Achilles Therapeutics plc
245 Hammersmith Road
London W6 8PW
United Kingdom

> **Re: Achilles Therapeutics plc**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 25, 2021**
> **File No. 333-253735**

Dear Dr. Ali:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment to Form F-1 filed March 25, 2021

Summary consolidated financial data, page 13

1. Please revise this page to present pro forma and supplemental pro forma earnings per share information and its related notes consistent with that provided on page 116 and 117.

Financial Statements, page F-1

2. We note the added disclosure that the financial statements exclude the one-for-0.2526 reverse share split of all ordinary shares, except for N ordinary shares, and the one-for-0.1792 reverse share split of N ordinary shares that will be part of the company's corporate reorganization to be effected immediately prior to and conditional on the completion of this offering. Please clarify if the historical financial statements and

       auditor's opinion will be updated prior to effectiveness to reflect the reverse share splits and tell us how your intended presentation complies with SAB Topic 4C. If not, revise to provide pro forma earnings per share information in the footnotes to the financial statements and discuss the matter as part of your subsequent event note.

       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters.  Please contact Chris Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.


                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc:    Seo Salimi